245 Summer Street	Fidelity® Investments
Boston, MA 02210

February 2, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Summer Street Trust (the trust): File Nos. 002-58542 and 811-02737

Fidelity Health & Wellness Fund (the fund(s))

Post-Effective Amendment No. 200

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 200 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Health & Wellness Fund as a new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of April 18, 2022. We request your comments by March 4, 2022.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renée Fuller
Renée Fuller
Legal Product Group